Filed by CVS Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

Creating the Premier Pharmacy Services Provider

January 2007

CVS/Caremark Merger Overview

Name:
Symbol:
Management Team:
Board Composition:
Headquarters:
Expected Closing:

CVS/Caremark Corporation
To be listed on NYSE under "CVS"
o      Mac Crawford - Chairman
o      Tom Ryan - President and CEO
o      Dave Rickard - CFO
o      Howard McLure - President Caremark Pharmacy Services
50/50 split
Corporate: Woonsocket, RI / PBM: Nashville, TN
February 2007

CVS/Caremark Merger Capitalizes on Evolving Industry Trends

                                                 Market Trends
Cost Containment
Growing Consumerism
Cost Shift to Consumer
Focus on Wellness
Medicare Part D
Robust Generic Pipeline
Specialty Products

                                          CVS/Caremark Merger Benefit

Purchasing advantage, operating efficiencies and improved access to pharmacist with full view of patient records will lower costs Gives consumers timely, actionable, personalized information to improve healthcare outcomes More transparency at point of sale - consumer able to make totally informed decisions Consultation by pharmacist or clinician with participant = favorable healthcare outcomes In-store enrollment and consultation; Medication Therapy
Management Higher substitution rates at point of sale lowers cost and drives high margin generics Retail locations; In-store enrollment and consultation

CVS/Caremark Merger is in Best Interest of Shareholders, Customers and
Consumers

o      Significant strategic benefits
o      Financial benefits are substantial and concrete
o      Anti-trust clearance; February 2007 close
o      Realize benefits in 2007 selling season
o      Strong investment grade credit; 150M share repurchase (~10%)
o      Proven management teams

                                 CVS/Caremark Merger Enhances Shareholder Value

CVS/Caremark Merger Enhances Shareholder Value

Compelling Strategic Benefits

o      Uniquely positioned to capitalize on evolving trends
o      Superior upside in creation of new services and products
o      Better control over costs for payors
o      Improves choice and accessibility, and promotes better
health outcomes for consumers

CVS/Caremark Merger Enhances Shareholder Value

Compelling Strategic Benefits

o      Uniquely positioned to capitalize on evolving trends
o      Superior upside in creation of new services and products
o      Better control over costs for payors
o      Improves choice and accessibility, and promotes better health outcomes for consumers

Substantial Financial Benefits

o      Double-digit cents-per-share accretion and higher ROE in 2008
o      $500 million in conservatively estimated cost synergies
o      Incremental revenue opportunities of $800M to $1B in 2008 with significant growth thereafter
o      Special $2.00 cash dividend per share to CMX shareholders (upon or promptly after closing)
o      Commitment to a post-merger 150 million share retirement

CVS/Caremark Merger Enhances Shareholder Value

Compelling Strategic Benefits

o      Uniquely positioned to capitalize on evolving trends
o      Superior upside in creation of new services and products
o      Better control over costs for payors
o      Improves choice and accessibility, and promotes better health outcomes for consumers

Substantial Financial Benefits

o      Double-digit cents-per-share accretion and higher ROE in 2008
o      $500 million in conservatively estimated cost synergies
o      Incremental revenue opportunities from $800M to $1B in 2008 with significant growth thereafter
o      Special $2.00 cash dividend per share to CMX shareholders
(upon or promptly after closing)
o      Commitment to post-merger 150 million share retirement

Clear Path to Close

o      Received FTC clearance
o      Expect to close February 2007

CVS/Caremark Merger Enhances Shareholder Value

Compelling Strategic Benefits
Substantial Financial Benefits
Clear Path to Close
Enhanced Business Opportunity

o      Uniquely positioned to capitalize on evolving trends
o      Superior upside in creation of new services and products
o      Better control over costs for payors
o      Improves choice and accessibility, and promotes better health outcomes for consumers
o      Double-digit cents-per-share accretion and higher ROE in 2008
o      $500 million in conservatively estimated cost synergies
o      Incremental revenue opportunities from $800M to $1B in 2008 with significant growth thereafter
o      Special $2.00 cash dividend per share to CMX shareholders
(upon or promptly after closing)
o      Commitment to a post-merger 150 million share retirement
o      Received FTC clearance
o      Expect to close February 2007
o      Clients overwhelmingly positive
o      New products/services should lead to greater retention/contract wins
o      Benefits realized in 2007 selling season

CVS/Caremark Merger Enhances Shareholder Value
Compelling Strategic Benefits

"Uniquely positioned to capitalize on evolving trends "Superior upside in creation of new services and products "Better control over costs for payors
"Improves choice and accessibility, and promotes better health outcomes for consumers

Substantial Financial Benefits

"Double -digit cents-per-share accretion and higher ROE in 2008 "$500 million in conservatively estimated cost synergies

"Incremental revenue opportunities from $800M to $1B in 2008 with significant growth thereafter "Special $2.00 cash dividend per share to CMX shareholders

(upon or promptly after closing) "Commitment to a post-merger 150 million share retirement

Clear Path to Close

"Received FTC clearance

"Expect to close February 2007

Enhanced Business Opportunity

"Clients overwhelmingly positive

"New products/services should lead to greater retention/contract wins "Benefits realized in 2007 selling season

Financial Flexibility

"Strong investment grade credit rating

"Substantial FCF from retail and PBM enables strategic investments, dividends and share repurchases

CVS/Caremark Merger Enhances Shareholder Value

Compelling Strategic Benefits

"Uniquely positioned to capitalize on evolving trends "Superior upside in creation of new services and products "Better control over costs for payors

"Improves choice and accessibility, and promotes better health outcomes for consumers

Substantial Financial Benefits

"Double -digit cents-per-share accretion and higher ROE in 2008 "$500 million in conservatively estimated cost synergies

"Incremental revenue opportunities from $800M to $1B in 2008 with significant growth thereafter "Special $2.00 cash dividend per share to CMX shareholders
(upon or promptly after closing) "Commitment to a post-merger 150 million share retirement

Clear Path to Close

"Received FTC clearance

"Expect to close February 2007

Enhanced Business Opportunity

"Clients overwhelmingly positive

"New products/ services should lead to greater retention/contract wins
"Benefits realized in 2007 selling season

Financial Flexibility

"Strong investment grade credit rating
"Substantial FCF from retail and PBM enables strategic investments, dividends and share repurchases

Management Teams

Proven track-records with large-scale acquisition integration History of exceeding stated synergies

Near-Term Sources of Revenue That Only a CVS/Caremark Combination Can Derive

CVS/CAREMARK

Incremental revenue opportunities from $800M to $1B in 2008; significant growth thereafter

Examples include:

- In-store pickup for mail customers and targeted retail-to-mail conversion
- Front-store offers for PBM members in-store, online and via mail
- Improved generic substitution and compliance to formularies and drug therapies
- Enhanced offering for PBM specialty members through access to select CVS retail pharmacies, 52 PharmaCare specialty pharmacy stores and MinuteClinics
- Improved disease management programs through face-to-face treatment
- Integrated retail / mail / specialty / MinuteClinic services for PBM customers
- Ability to leverage CVS marketing capabilities for products targeted to consumers

CVS/pharmacy Expect something extra

CAREMARK It all starts with care

11

Superior Financial Profile

Strong investment grade credit rating

                    Pro  forma LTM

Revenue              $    72,896

EBITDA               $    4,306

% Margin                  5.9%

Net Income           $    2,420

Debt / EBITDA             1.5x

Free Cash Flow       $    1,899

Note -- Based on the simple addition of reported results for the last twelve months ended September 30, 2006 with an adjustment of $4.4 billion for intercompany revenues.

Note -- Pre-impact of share repurchase

A Clearly Superior Offer
Significant strategic benefits Substantial financial benefits Clients supportive February 2007 close Strong management team Successful large-scale integrations

Highly conditional offer No strategic advantage Financial benefits suspect
Client attrition Uncertain timing, IF EVER CMX would be 20x the largest integration ESRX has ever done

Dispelling the Myths

CVS/CAREMARK

	MYTH	REALITY
Incentive Alignment	We "make money when patients and clients spend money"	Well understood that retail and PBM incentives are aligned with patients and payors Integrated offering delivers more value to clients
Financial Flexibility	ESRX would have "significant financial flexibility"	Financing contemplates JUNK CREDIT Leverage: ~5x Debt-to-2006 EBITDA Limited, if any, ability to do share repurchases / pay dividends
Contract Wins/Losses	"In past 3 years, twice as many CMX clients have moved to ESRX than vice versa"	$1B in net new revenues have moved from ESRX to CMX in past 3 years
Channel Choice	CVS/CMX would be "biased to its own stores"	CMX to offer clients network of 60,000 pharmacies Value and choice will drive business PharmaCare doesn't favor CVS stores now
Regulatory Approval	ESRX is confident that the "regulatory requirements will be met in a timely manner"	"3 into 2" mergers face significant antitrust obstacles and delays Heavy large employer concentration may trigger concern
Vertical Mergers Destroy Value	"Vertical PBM transactions have failed to create stockholder value"	Comparisons to former vertical mergers not applicable Integration of leading pharmacy retailer with leading PBM addresses evolving marketplace needs

CVS/pharmacy Expect something extra

CAREMARK It all starts with care

14

CVS/CMX Provides Immediate, Superior Value…..

CVS/CAREMARK

	CVS	ESRX
Offer	1.67 shares of CVS for each CMX of CMX $2.00 per share in special cash dividend to CMX shareholders (upon or promptly after closing)	0.426 shares of ESRX for each share of CMX $29.25 in cash per share
Pro Forma CMX Ownership	45.5%	57.0%
Targeted Annual Cost Synergies	$500M+	$500M (unsubstantiated)
Incremental Revenue Opportunities	$800M to $1B in '08; higher thereafter	None, likely negative
Anticipated 2008 Accretion	Double–digit cents-per-share	None
Expected Closing	February 2007	Q307 at earliest, IF EVER
Selling Season	2007	2008, perhaps 2009
Conditions to Close	CVS shareholder vote CMX shareholder vote	Financing Due diligence ESRX shareholder vote CMX board/shareholder approval FTC/SEC approval Absence of adverse change affecting CMX value to ESRX

CVS/pharmacy Expect something extra

CAREMARK It all starts with care

15

with Certainty to Close vs. ESRX's Highly Conditional Offer

Timing Regulatory Due Diligence CMX Board of Director Approval Financing

     Termination of Existing CVS/CMX Merger-of-Equal Agreement

Shareholder Approval

                                                 CVS/CMX Merger

o      February 2007
o      Approval received without second request
o      Not a condition
o      Approved
o      Not a condition

o      Not applicable

o      CMX: February 20
o      CVS: February 23

                                                  ESRX Hostile

o      Uncertain, IF EVER
o      Antitrust clearance will involve substantial delay / may well prevent closing
o      None, is a condition for both ESRX and its lenders
o      Required - CMX board previously found ESRX offer not superior /
unlikely to lead to superior offer
o      Offer conditioned on financing; financing conditioned on due diligence
o      Financing contemplates junk credit

o      Required, with $675M breakup fee

o      High likelihood of delay and real risk of NEVER being approved

CVS/Caremark: The Right Combination

o      Significant strategic benefits
o      Financial benefits are substantial and concrete
o      Anti-trust clearance; February 2007 close
o      Realize benefits in 2007 selling season
o      Strong investment grade credit; 150M share repurchase (~10%)
o      Proven management teams

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and
Caremark. When used in this document, the words "anticipates", "may", "can",
"believes", "expects", "projects", "intends", "likely", "will", "to be" and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or
Caremark, or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction. This presentation may include certain non-GAAP financial measures as defined under SEC rules. A reconciliation to the most directly comparable GAAP measures can be found in the footnotes to the tables attached to Caremark's latest quarterly earnings press release and certain supplemental information is provided on
caremarkrx.com (applicable slides are footnoted).

Important Information

CVS and Caremark have filed a preliminary joint proxy statement/prospectus with the SEC in connection with the proposed merger. CVS and Caremark urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information. Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the
SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com. CVS, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS's directors and executive officers in CVS is set forth in the proxy statement for
CVS's 2006 annual meeting of stockholders, which was filed with the SEC on
March 24, 2006 and in the preliminary joint proxy/prospectus referred to above.
Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark's directors and executive officers in Caremark is set forth in the proxy statement for Caremark's 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006 and in the preliminary joint proxy statement/prospectus referred to above. To the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger, the details of those benefits are described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of CVS's and Caremark's directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus.

Creating the Premier Pharmacy Services Provider

January 2007